Lead Real Estate Co., Ltd

June 15, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention: Ameen Hamady

   Wilson Lee

   Pam Long

   Ruairi Regan

Re:	Lead Real Estate Co., Ltd
Draft Registration Statement on Form F-1
Submitted April 8, 2022
CIK No. 0001888980

Ladies and Gentlemen:

This letter is in response to the letter dated May 4, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lead Real Estate Co., Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Enforceability of Civil Liabilities, page 32

1. Please revise your disclosure to include all of the information required by Item 101(g) of Regulation S-K, including, for example, discussing whether any treaties or reciprocity may exist with the United States, and whether any processes exist where investors may bring original actions or judgments may be enforced.

In response to the Staff’s comments, we revised our disclosure on page 33 of the Amended Draft Registration Statement to include all of the information required by Item 101(g) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 44

2. We note your disclosure on page 44 regarding your revenue from 102 units of land deliveries for single-family homes and 50 units of single-family home building deliveries in the fiscal year ended June 30, 2021. We also note your disclosure on page F-9 regarding your revenue from Land and non-development revenue, which appears to be the majority of your revenue. We note your disclosure that Development sales include the revenue recognized for the delivery of single-family home or condominium buildings. It is unclear why your revenue from the sale of land appears to be substantially greater than your Development sales revenue. Please explain clearly these different sources of revenue and how they reflect your business as a developer of luxury residential properties, including single-family homes and condominiums. Also, reconcile your disclosure on page 44 with your disclosure on page 2 which states you delivered 102 single-family home projects to 102 customers in fiscal 2021.

In response to the Staff’s comments, we revised our disclosure on pages 2, 3, and 47 of the Amended Draft Registration Statement to (i) explain our different sources of revenue and how they reflect our business as a developer of luxury residential properties, including single-family homes and condominiums and (ii) reconcile our disclosure on page 47 with our disclosure on pages 2 and 3 of the Amended Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 45

3. Please provide a more robust analysis of material changes in your cash flows from operating (including changes in working capital components and material changes to reconciling items), investing, and financing activities between the periods presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Refer to Item 303 of Regulation S-K.

In response to the Staff’s comments, we revised our disclosure on pages 51 and 52 of the Amended Draft Registration Statement to provide a more robust analysis of material changes in our cash flows from operating, investing, and financing activities between the periods presented.

4. Please revise to state whether, as of the most recent balance sheet date, your existing cash will be sufficient to meet capital expenditure needs for the next 12 months. In addition, please ensure your disclosures highlight your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term based upon your currently available resources including whether you are relying on external financing including the proceeds from this offering to meet your needs. Please describe any potential constraints that may not allow you to obtain such financing. We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350.

In response to the Staff’s comments, we revised our disclosure on page 49 of the Amended Draft Registration Statement to (i) state that, as of the most recent balance sheet date, our existing cash will be sufficient to meet capital expenditure needs for the next 12 months and (ii) highlight our ability to generate and obtain adequate amounts of cash to meet our requirements and our plans for cash in the short term based upon our currently available resources.

Business, page 51

5. Given your proposed use of proceeds, please provide an expanded description of your plan to acquire land in Dallas, Texas, and describe your strong connections with local builders.

In response to the Staff’s comments, we revised our disclosure on pages 34 and 59 of the Amended Draft Registration Statement to (i) clarify that acquiring land in Dallas, Texas is our long-term plan and remove such plan from our proposed use of proceeds and (ii) describe our connections with local builders.

6. We note that you have included a number of photographs of properties throughout the Business section identified as “example” properties. Please revise to clarify whether these are properties that you have actually developed and sold.

In response to the Staff’s comments, we revised our disclosure on pages 61, 63, and 67 of the Amended Draft Registration Statement to clarify that these are properties that we have actually developed and sold.

Real Estate Development and Sales, page 54

7. We note your disclosure that you manage and actively participate in every aspect of your luxury residential property development... with the assistance of specialized firms at each development stage. Please describe your relationships with these specialized firms including what roles they perform including, for example, if you have relationships with financing companies and the terms of any such arrangements.

In response to the Staff’s comments, we revised our disclosure on page 60 of the Amended Draft Registration Statement to describe our relationships with the specialized companies.

Our Project Development Process, page 57

8. We note your disclosure that you maintain long-term relationships with certain real estate agencies. Describe the nature, extent and duration of these relationships and why the agencies would proactively choose to source to you rather than maximizing the price for the properties. Also clarify whether you have any agreements with these agencies that would require them to continue to source properties to you on an advantageous basis or at all.

In response to the Staff’s comments, we revised our disclosure on pages 57, 63, and 64 of the Amended Draft Registration Statement to (i) describe the nature, extent, and duration of our relationships with real estate agencies and why the agencies would proactively choose to source to us rather than maximizing the price for the properties and (ii) clarify that we do not have agreements with these agencies that would require them to continue to source properties to us on an advantageous basis.

Glocaly Platform, page 60

9. We note references throughout your filing to your AI-enabled interactive media platform. Please explain clearly what you mean by AI-enabled technology in the context of your Glocaly platform.

In response to the Staff’s comments, we revised our disclosure throughout the Amended Draft Registration Statement to remove references to “AI-enabled” and revised our disclosure on pages 67 and 68 of the Amended Draft Registration Statement to clarify that our Glocaly platform includes artificial intelligence-power translation and chatbot features.

Direct Registration System, page 90

10. We note your disclosure under this heading and have the following comment:

●	Please make clear the difference between “registered holding of uncertificated ADSs” and holding of security entitlements;

●	Include any material risk factors related to the Direct Registration System and Profile, as necessary; and

●	We note that the depositary will initially hold the ordinary shares underlying the ADSs. Therefore, please include discussion of any ability to seek rectification of any errors in the systems and processes you discuss, as necessary.

In response to the Staff’s comments, we revised our disclosure on page 97 of the Amended Draft Registration Statement to delete the subsection under the heading “Direct Registration System,” to avoid any potential investor confusion, as the operational details relating to the direct registration system are not different for ADSs than for other U.S. equities held in the Depository Trust Company, and the second paragraph on page 90 of the Amended Draft Registration Statement already makes it clear that the investors in the ADSs may hold ADSs indirectly by holding a security entitlement in ADSs through their brokers or other financial institutions that are direct or indirect participants in the Depository Trust Company.

Financial Statements, page F-1

11. Please provide your updated financial statements in your next amendment, or tell us how you determined that you comply with the updating requirements of Item 8 of Form 20-F.

In response to the Staff’s comments, we have provided updated interim financial statements and all related disclosures as required by Item 8(A)(5) of Form 20-F.

Consolidated Balance Sheets, page F-3

12. Please revise to separately present accounts receivable and contract assets separately on the face of the balance sheet for the periods presented. See ASC 606-10-45-1.

We respectfully advise the Staff that we inadvertently presented the portion of accounts receivable collectible from the implementation of Accounting Standards Codification 606, Revenue from Contracts with Customers, as contract assets. In response to the Staff’s comment, we revised pages F-3 and F-9 of the Amended Draft Registration Statement to remove the references to contract assets.

1. Nature of Operations and Significant Accounting Policies

Revenue Recognition, page F-8

13. Reference is made to your revenue recognition policy disclosed within your footnotes on page F-8. Please tell us and expand your disclosures to address the following:

●	Please clarify whether you are recognizing revenue related to your construction contracts at a point in time or over time. In that regard, please clarify whether a transfer of a completed building to a buyer on the closing date is related to work as part of the construction contracts you enter into or whether the sale of the completed building relates to sales of existing fully constructed buildings for which the Company did not develop;

●	To the extent a completed building is not related to your construction contracts, please clarify whether a sale of a completed building is part of your Non-Development revenue shown in your Disaggregation of Revenue disclosure on page F-9 and that revenue from your construction contracts for which the Company actually performs is reflected in your Development Sales line item in that disclosure;

●	Please clarify what constitutes the sales of the existing structures as disclosed on page F-9 for which the Company did not develop. In that regard, please clarify whether those existing structures include sales of already completed buildings and single-family homes that the Company did not develop; and

●	Please clarify whether you are recognizing revenue over time using an output method or an input method. In that regard we note that revenue recognized based on milestones is considered an output method whereas costs incurred relative to total estimated costs to be incurred is considered an input measure.

In response to the Staff’s comments, we revised our disclosure on

●	pages F-8 and F-9 of the Amended Draft Registration Statement to clarify that we are recognizing revenue related to our construction contracts over time and that a transfer of a completed building to a buyer on the closing date is related to work as part of the construction contracts we enter into;

●	page F-9 of the Amended Draft Registration Statement to clarify that (i) non-development revenue is recognized to the extent a completed building is not related to our construction contracts and (ii) revenue from our construction contracts for which we actually perform is reflected in our Construction Development line item in our Disaggregation of Revenue disclosure;

●	pages F-8 and F-9 of the Amended Draft Registration Statement to clarify that the sales of the existing structures refer to the sales of already completed single-family homes and condominiums that we did not develop; and

●	page F-8 of the Amended Draft Registration Statement to clarify that we are recognizing revenue over time using an input method.

5. Commitments and Contingencies, page F-17

14. Please revise your disclosure to include each of the disclosure requirements in ASC 842-20-50-4, as applicable, or tell us how you have complied with the guidance.

In response to the Staff’s comments, we revised our disclosure on pages F-17 and F-18 of the Amended Draft Registration Statement to include each of the disclosure requirements in ASC 842-20-50-4, as applicable.

7. Debt, page F-18

15. Please clarify whether the 4,353,512 JPY short-term borrowings related to your land loans collateralized on specific lots disclosed on page F-18 are the same loans that are considered part of the 4,451,075 JPY current portion of your aggregate 5,755,023 JPY long term borrowings. Additionally, please reconcile such amounts to the Long Term Debt, including current portion line item included in your Contractual Obligations table on page 47 which shows such total amount at 1,401,511 JPY.

In response to the Staff’s comments, we revised our disclosure on pages 53 and F-18 of the Amended Draft Registration Statement to clarify that (i) the short-term borrowings related to our land loans collateralized on specific lots (the “Short-Term Land Borrowings”) are the same loans that are considered part of the current portion of our aggregate long-term borrowings and (ii) we have excluded the Short-Term Land Borrowings from the long-term debt, including current portion line item in our Contractual Obligations table on page 53.

We respectfully advise the Staff that we have excluded the Short-Term Land Borrowings from the long-term debt, including current portion line item in our Contractual Obligations table due to the following reason: unlike standard short-term borrowings or the current portion of long-term borrowings, the Short-Term Land Borrowings generally mature within three to five months and, depending on our operations, are constantly rolled into new land lot purchases to support our growth. As a result, we do not consider the Short-Term Land Borrowings as predictable principal balances owed by us (like long-term debts or leases), but part of our working capital (similar to accounts receivable or accrued expenses, which are not part of the contractual obligations schedule).

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Eiji Nagahara
Name:	Eiji Nagahara
Title:	President and Chief Executive Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC